Exhibit 99.1

Shay Evron, CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

METALINK REPORTS FIRST QUARTER 2012 RESULTS

Tel-Aviv, ISRAEL, May 22, 2012 - Metalink Ltd. (OTCQB: MTLK), today announced its unaudited financial results for the first quarter of 2012 ended March 31, 2012.

FINANCIAL RESULTS

Financial Highlights for the First Quarter of 2012: Revenues for the first quarter of 2012 were $513,000, compared to $99,000 for the first quarter of 2011; Net profit for the first quarter of 2012 was $115,000, or $0.04 per share, compared to net profit of $28,000, or $0.01 per share, for the first quarter of 2011.

Cash Status: Metalink’s cash and cash equivalents, as of March 31, 2012 were $4.98 million.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.

SAFE HARBOR STATEMENT

This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: absence of significant operations following the Lantiq transaction; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(TABLES FOLLOW)

METALINK LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	March 31,	December 31,
	2012	2011
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$4,981	$5,321
Trade accounts receivable	8	39
Government institutions	7	9
Prepaid expenses	35	3
Inventories	331	252
Total current assets	5,362	5,624

Property and equipment, net	61	67
Total assets	$5,423	$5,691

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$-	$30
Other payables and current liabilities	434	497
Accrued severance pay	-	290
Total current liabilities	434	817

Shareholders' equity
Ordinary shares of NIS 1.0 par value (Authorized - 5,000,000 shares, issued and outstanding – 2,780,707 shares (including treasury stocks) as of March 31, 2012 and December 31, 2011)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,027)	(144,142)
	14,874	14,759

Treasury stock, at cost; 89,850 as of
March 31, 2012 and December 31, 2011	(9,885)	(9,885)
Total shareholders' equity	4,989	4,874
Total liabilities and shareholders' equity	$5,423	$5,691

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three months ended March 31,
	2012	2011
	(Unaudited)	(Unaudited)

Revenues	$513	$99

Cost of revenues	167	5

Gross profit	346	94

Sales and marketing	100	-

General and administrative	163	76

Operating profit	83	18

Financial income, net	32	10

Net profit from continuing operation	$115	$28

Net profit	$115	$28

Per share data-

Basic and Diluted earnings	$0.04	$0.01

Shares used in computing earnings per ordinary share:
Basic and Diluted	2,780,707	2,780,707